Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Second Quarter 2021 Financial Results

Hong Kong, August 25, 2021 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended June 30, 2021.

Second Quarter 2021 Financial Highlights

•	Total revenues were US$19.2 million, representing a decrease of 8.5% from US$21.0 million in the second quarter of 2020 and an increase of 8.7% from US$17.7 million in the first quarter of 2021.
•	Gross profit was US$5.4 million, representing a decrease of 1.5% from US$5.5 million in the second quarter of 2020.
•	Loss from operations was US$8.2 million, compared with a loss from operations of US$41.5 million in the second quarter of 2020.
•	Net loss was US$8.2 million, including share-based compensation of US$1.2 million, compared with a net loss of US$41.6 million in the second quarter of 2020.
•	Adjusted net loss (non-GAAP) was US$6.1 million, compared with an adjusted net loss of US$3.8 million in the second quarter of 2020.
•	Adjusted EBITDA (non-GAAP) was negative US$5.5 million, compared with negative US$3.1 million in the second quarter of 2020.

Second Quarter 2021 Operational Highlights

•

Total data consumed in the second quarter through the Company’s platform was 40,777 terabytes (the Company procured 4,587 terabytes and our business partners procured 36,190 terabytes) representing a decrease of 22.0% from 52,297 terabytes in the second quarter of 2020.

•

Average daily active terminals in the second quarter were 236,553 (2,346 owned by the Company and 234,207 owned by our business partners), representing a decrease of 5.6% from 250,669 in the second quarter of 2020. During the second quarter of 2021, 68.0% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 32.0% of daily active terminals were from uCloudlink 1.0 international data connectivity services. Average daily data usage per terminal was 1.90 GB in June 2021.

•

As of June 30, 2021, we served 2,184 business partners across 52 countries and regions. We had 160 patents with 77 approved and 83 pending approval, and our SIM card pool included SIM cards from 257 MNOs globally.

Executive Commentary

“Despite the continued impact of the COVID-19 pandemic over the global economy, we demonstrated commercial resilience and business vitality in the second quarter of 2021, generating revenue of US$ 19.2 million, above the top end of our guidance range, with revenues mainly coming from the Japan, U.S and mainland China markets. In the Japanese market, we successfully launched and started to ship a new tablet targeted at the education industry. The new tablet comes equipped with cloud SIM technology, enabling it to seamlessly connect to better available mobile broadband (MBB) and fixed broadband (FBB) network at all times. In the US market, we continued to extend and deepen cooperation with online and offline distributors and recorded a new 12 month high for sales via Amazon in the quarter. We also saw a significant year-over-year increase in order demand for international data connectivity services in the US market, compared with the second quarter of 2020. In the Chinese market, we steadily increased our numbers of MBB and FBB related product installations, through cooperation with a major mobile network operator (MNO) in Shenzhen. These installations served to elevate user experience and scale up our potential user base in areas such as home broadband services, giving us a good reference case for further business development with MNOs across other cities in China.

We unveiled our new HyperConn™ solution during Mobile World Congress Barcelona (MWC Barcelona) in the second quarter of 2021. HyperConn™ is a technological advancement, enabling users to access all available networks through a single operator entry point. HyperConn™ ensures users can enjoy better possible network connection anywhere and at all times. We have a pipeline of HyperConn™ related products, which we expect to launch over the coming quarters following the completion of their commercial trials. These products will help accelerate the development of our 2.0 businesses, including GlocalMe Inside (GMI), Wireless Networks, Education and Autopilot, amongst others.” said Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK.

“We continue to be resilient in our business operations. Our uCloudlink 2.0 business was a major growth driver in the second quarter of 2021, accounting for around 68% of overall Daily Active Terminals (DAT) compared with 66% in the first quarter of 2021. Revenues from PaaS and SaaS services achieved rapid growth, reaching US$3.2 million, which was 16.4% of total revenue in the second quarter of 2021. This was a significant increase from 2.2% of total revenue in the same period of 2020 and demonstrated the material expansion of our platform centric uCloudlink 2.0 business.” said Yimeng Shi, Chief Financial Officer of UCLOUDLINK.

Second Quarter 2021 Financial Results

Revenues

Total Revenues were US$19.2 million, representing a decrease of 8.5% from US$21.0 million in the same period of 2020.

•

Revenues from services were US$9.3 million, representing a decrease of 5.5% from US$9.9 million in the same period of 2020. This decrease was primarily due to lower revenues from international and local data connectivity services, partially offset by an increase in revenues from PaaS and SaaS services.

•

Revenues from data connectivity services were US$6.0 million, representing a decrease of 35.7% from US$9.4 million in the same period of 2020. The decrease was primarily attributable to lower revenues from international data connectivity services which went from US$6.3 million in the second quarter of 2020, to US$4.8 million in the second quarter of 2021, and a decrease in revenues from local data connectivity services, which went from US$3.1 million in the second quarter of 2020 to US$1.2 million in the second quarter of 2021. The decrease in revenues from international data connectivity services was mainly due to the prolonged negative impact of global travel bans related to the COVID-19 pandemic.

•

Revenues from PaaS and SaaS services were US$3.2 million, representing an increase of 589.5% from US$0.5 million in the same period of 2020. This increase was primarily due to the expansion in the number of our business partners that use our PaaS and SaaS services to provide local data connectivity services.

•

Revenues from sales of products were US$9.9 million, representing a decrease of 11.2% from US$11.1 million in the same period of 2020, primarily due to the ongoing negative impact of the COVID-19 pandemic.

•	Geographic Distribution

During the second quarter of 2021, as a percentage of our total revenues, Japan contributed 52.6%, mainland China contributed 8.3% and other countries and regions contributed the remaining 39.1%, compared with 55.7%, 7.6% and 36.7% contributed from Japan, mainland China and other countries and regions respectively in the second quarter of 2020.

Cost of Revenues

Cost of revenues was US$13.8 million, representing a decrease of 11.0% from US$15.5 million in the same period of 2020. The decrease was a result of lower services and product costs, due to lower revenue in the second quarter, which was affected by the prolonged negative impact of global travel bans, related to the COVID-19 pandemic.

•	Cost of services was US$5.1 million, representing a decrease of 20.5% from US$6.4 million in the same period of 2020.
•	Cost of products sold was US$8.7 million, representing a decrease of 4.3% from US$9.1 million in the same period of 2020.

Gross Profit

Overall gross profit was US$5.4 million, 28.1% in overall gross margin, compared to US$5.5 million, and 26.2%, respectively in the same period of 2020.

Our gross profit on services was US$4.2 million, 45.4% in gross margin, compared to US$3.5 million, and 35.4%, respectively in the same period of 2020.

Our gross profit on sales of products was US$1.2 million, 11.8% in gross margin, compared to US$2.0 million, and 18.0%, respectively in the same period of 2020.

Operating Expenses

Total operating expenses were US$12.9 million, compared to US$47.1 million in the same period of 2020.

•

Research and development expenses were US$3.0 million, representing a decrease of 77.6% from US$13.5 million in the same period of 2020. This decrease was primarily due to a decrease of US$10.6 million in share-based compensation expenses.

•

Sales and marketing expenses were US$3.8 million, representing a decrease of 72.1% from US$13.6 million in the same period of 2020. This decrease was primarily due to a decrease of US$10.3 million in share-based compensation expense, partially offset by an increase of US$0.7 million in promotion fees.

•

General and administrative expenses were US$6.1 million, representing a decrease of 69.5% from US$20.0 million in the same period of 2020. This decrease was primarily due to a decrease of US$14.8 million in share-based compensation expenses, partially offset by an increase of US$1.2 million in staff costs.

Loss from Operations

Loss from operations was US$8.2 million, compared with a loss from operations of US$41.5 million in the same period of 2020.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was negative US$5.5 million, compared to negative US$3.1 million in the same period of 2020.

Net Interest Expenses

Net interest expenses were US$0.05 million, compared to US$0.1 million net interest expenses in the same period of 2020.

Net Loss

Net loss was US$8.2 million including share-based compensation of US$1.2 million that was recognized upon its vesting period, compared with net loss of US$41.6 million in the same period of 2020.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss, which excludes the impact of share-based compensation, the fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$6.1 million, compared with an adjusted net loss US$3.8 million in the same period of 2020.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.29 in the second quarter of 2021, basic and diluted loss per ADS was US$1.73 in the same period of 2020.

Cash and Cash Equivalents and Short-Term Deposits

As of June 30, 2021, the Company had cash and cash equivalents, and short-term deposits of US$18.6 million, compared to US$24.9 million as of March 31, 2021. The decrease was primarily due to an outflow of US$6.1 million for operations and a repayment of US$2.5 million to bank borrowings, partly offset by net proceeds of US$2.4 million from bank borrowings.

Capital Expenditures (“CAPEX”)

CAPEX was US$0.3 million compared to US$0.2 million in the same period of 2020.

Business Outlook

For the third quarter of 2021, UCLOUDLINK expects total revenues to be between US$19.3 million and US$20.0 million, representing an 7.2% to 11.1% increase from the same period of 2020.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand. The global outbreak of COVID-19, which has had a severe and negative impact on the global economy since the first quarter of 2020, continues to present various global risks, the full impact of which are still evolving. We will carefully monitor COVID-19 related factors such as vaccine rollouts, the impact of which is difficult to analyze and predict, and subject to change.

Recent Developments

A wholly owned subsidiary of UCLOUDLINK Group in Hong Kong named UCLOUDLINK (HK) LIMITED transferred its wholly owned subsidiary in Singapore, UCLOUDLINK (SINGAPORE) PTE. LTD. to UCLOUDLINK GROUP INC. in May 2021, another wholly owned subsidiary in Malaysia, UCLOUDLINK SDN. BHD to UCLOUDLINK (SINGAPORE) PTE. LTD. in June 2021, and in the same month another wholly owned subsidiary in America, Ucloudlink (America), Ltd. to UCLOUDLINK UK LIMITED, which is another wholly owned subsidiary of UCLOUDLINK (SINGAPORE) PTE. LTD.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net (loss)/income and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net (loss)/income is defined as net (loss)/income excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net (loss)/income excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net (loss)/income and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in (loss)/income from operations and net (loss)/income. The Company believes that adjusted net (loss)/income and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value gain/loss in other investments have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net (loss)/income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, August 25, 2021 (8:00 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free)	0-800-279-9489
UK (Local Toll)	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “uCloudlink Group Inc.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until September 1, 2021 by dialing :

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	10159356

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

In China:

UCLOUDLINK GROUP INC.
Bob Shen
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

The Piacente Group, Inc.
Yang Song
Tel: +86 (10) 6508-0677
E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: UCL@tpg-ir.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of June 30,
	2020	2021
ASSETS
Current assets
Cash and cash equivalents	21,989	18,381
Restricted cash	8,237	-
Short-term deposit	196	197
Accounts receivable, net	6,745	11,719
Inventories	5,847	6,369
Prepayments and other current assets	7,477	7,901
Other investments	19,185	14,950
Amounts due from related party	2,264	1,237
Total current assets	71,940	60,754
Non-current assets
Prepayments	2,116	1,716
Long-term investments	1,306	1,614
Other investments	17,824	18,508
Property and equipment, net	3,029	2,320
Intangible assets, net	1,039	992
Total non-current assets	25,314	25,150
TOTAL ASSETS	97,254	85,904

LIABILITIES
Current liabilities
Short term borrowings	3,704	4,782
Accrued expenses and other liabilities	25,742	25,932
Accounts payable	8,701	11,338
Amounts due to related party	1,503	1,525
Contract liabilities	889	1,172
Total current liabilities	40,539	44,749
Non-current liabilities
Other non-current liabilities	321	292
Total non-current liabilities	321	292
TOTAL LIABILITIES	40,860	45,041

SHAREHOLDERS’ EQUITY
Class A ordinary shares	8	8
Class B ordinary shares	6	6
Additional paid-in capital	220,292	227,897
Accumulated other comprehensive (loss)/income	(429)	3
Accumulated losses	(163,483)	(187,051)
TOTAL SHAREHOLDERS’ EQUITY	56,394	40,863
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	97,254	85,904

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Revenues	21,026	19,240	54,547	36,934
Revenues from services	9,868	9,327	27,298	17,710
Sales of products	11,158	9,913	27,249	19,224
Cost of revenues	(15,539)	(13,837)	(37,218)	(26,000)
Cost of services	(6,400)	(5,090)	(14,858)	(10,460)
Cost of products sold	(9,139)	(8,747)	(22,360)	(15,540)
Gross profit	5,487	5,403	17,329	10,934
Research and development expenses	(13,544)	(3,040)	(16,560)	(6,839)
Sales and marketing expenses	(13,550)	(3,775)	(18,087)	(7,216)
General and administrative expenses	(19,967)	(6,098)	(24,464)	(17,046)
Other income/(expense)	54	(714)	653	(3,378)
Loss from operations	(41,520)	(8,224)	(41,129)	(23,545)
Interest income	15	5	26	9
Interest expenses	(106)	(50)	(228)	(89)
Loss before income tax	(41,611)	(8,269)	(41,331)	(23,625)
Income tax (expense)/benefit	(6)	4	(37)	4
Share of profit in equity method investment, net of tax	-	53	-	53
Net loss	(41,617)	(8,212)	(41,368)	(23,568)
Accretion of Series A Preferred Shares	(604)	-	(1,293)	-
Attributable to:
Equity holders of the Company	(42,221)	(8,212)	(42,661)	(23,568)
Non-controlling interests	-	-	-	-

Loss per share for Class A and Class B ordinary shares
Basic	(0.17)	(0.03)	(0.18)	(0.08)
Diluted	(0.17)	(0.03)	(0.18)	(0.08)

Loss per ADS (10 Class A shares equal to 1 ADS)
Basic	(1.73)	(0.29)	(1.79)	(0.83)
Diluted	(1.73)	(0.29)	(1.79)	(0.83)

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	243,363,011	283,299,397	237,907,456	283,008,578
Diluted	243,363,011	283,299,397	237,907,456	283,008,578

Net loss	(41,617)	(8,212)	(41,368)	(23,568)
Other comprehensive income, net of tax
Foreign currency translation adjustment	(413)	(283)	(152)	432
Total comprehensive loss	(42,030)	(8,495)	(41,520)	(23,136)

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Net cash generated from/(used in) operating activities	(2,773)	(6,143)	3,921	(12,851)
Net cash used in investing activities	(33,330)	(195)	(34,351)	(480)
Net cash (used in)/generated from financing activities	27,712	(52)	27,463	1,844
Decrease in cash, cash equivalents and restricted cash	(8,391)	(6,390)	(2,967)	(11,487)
Cash, cash equivalents and restricted cash at beginning of the period	45,450	24,715	40,274	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	77	56	(171)	(358)
Cash, cash equivalents and restricted cash at end of the period	37,136	18,381	37,136	18,381

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Reconciliation of Net Loss to Adjusted Net Loss
Net loss	(41,617)	(8,212)	(41,368)	(23,568)
Add: share-based compensation	36,854	1,159	36,854	6,706
fair value loss in other investments	996	1,027	996	3,551
Less: share of profit in equity method investment, net of tax	-	(53)	-	(53)
Adjusted net loss	(3,767)	(6,079)	(3,518)	(13,364)

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2021	June 30, 2020	June 30, 2021
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	(41,617)	(8,212)	(41,368)	(23,568)
Add:
Interest expense	106	50	228	89
Income tax expense/(benefit)	6	(4)	37	(4)
Depreciation and amortization	553	568	1,162	1,144
EBITDA	(40,952)	(7,598)	(39,941)	(22,339)
Add: share-based compensation	36,854	1,159	36,854	6,706
fair value loss in other investments	996	1,027	996	3,551
Less: share of profit in equity method investment, net of tax	-	(53)	-	(53)
Adjusted EBITDA	(3,102)	(5,465)	(2,091)	(12,135)